FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 11, 2008

July 11, 2008

Dear Hercules Employees,

Today marks a significant and exciting crossroad in Hercules history.

A few minutes ago, we announced that Hercules agreed to be acquired by Ashland in a transaction valued at approximately $3.3 billion. This acquisition transforms both Ashland and Hercules strategically and financially by creating a major, global specialty chemicals company supported by strong, complementary businesses worldwide.

Ashland is an $8 billion global company, with four major businesses: Performance Materials, Water Technologies, Distribution and Valvoline. The company is recognized as a leading manufacturer of composite polymers, adhesives, metal casting consumables, and process and utility water treatments. It is also a major North American distributor of chemicals, plastics and composite materials and its Valvoline business markets premium-branded lubricants, automotive chemicals and quick-lube services.

The combination of our two companies:
•	creates a major, global specialty chemicals company, with pro forma combined revenue of approximately $10 billion;
•	intensifies the focus on specialty chemicals and expands scale in four primary markets;
•	creates a leadership position in renewable/sustainable chemistries, with nearly one third of earnings coming from bio-based chemistries; and
•	drives stronger, more profitable and less cyclical earnings with 45% percent of revenue coming outside North America.

Each of you has contributed to Hercules’s solid performance over the past several years. Because of your hard work and dedication, we are a healthy and growing industry leader. Hercules’s strong market positions and financial performance has positioned us as an attractive acquisition candidate. You should feel proud of these accomplishments. Since many of you are shareholders as well as employees, you will receive a significant premium over the current trading price, and through ownership of Ashland’s shares, you will be able to participate in the favorable long-term potential of the combined company.

I recognize that today’s announcement, although exciting, may also cause some apprehension. So, what can you expect over the next few months?

                   •            Shareholder Approval – Although the merger has been approved by Hercules’s Board of
                             Directors, the deal must be approved by Hercules’s shareholders. I will be meeting with key shareholders later today and early next week. Shareholders are expected to vote on this merger in the fall.
                   •            Regulatory Approvals and Other Customary Closing Conditions – Although these activities are expected to be typical for this type of merger, they will take many months to complete. The transaction is expected to close by 2008 year-end.
                   •            Integration Team – An integration team will be formed with members from both companies to determine how to best combine the strengths and of two companies. Ashland is impressed with our businesses and the people that run and support them. They have already announced an expectation to maintain a significant presence in Wilmington. They also intend to integrate the water technologies business and the paper and technologies businesses into one global $2 billion business. Both Paul Raymond and John Panichella will be joining Ashland’s senior management team.
                        •             Staying Focused – It is important that we continue to focus on doing what we do best –
                             running and supporting our businesses. We have an obligation to our shareholders and to each other to maintain our joint focus on 2008’s goals and results. In general, please continue “business as usual”. If you have questions about business or operating decisions/activities that you think may conflict with the intent of the merger, please contact a member of my direct staff for guidance.
• Communications – You have my commitment to communicate frequently regarding the status of this merger and any key decisions made.
                        •             Media – We expect a great deal of interest in this acquisition in the Wilmington area. If you are contacted by the media, it is important that you refer all inquiries to John Riley in Public
Affairs.

Thank you in advance for your support as we all work to complete this merger and implement a smooth transition. Both Ashland and Hercules share proud and similar histories of nearly 100 years of innovation, dedication and service. The combination of the two companies creates an exciting platform for the next 100 years.

Sincerely,

Craig A. Rogerson
President and CEO

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.
Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.